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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                               -----------------
                                  SCHEDULE TO
                                (Rule 14d-100)

                     TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               -----------------
           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                      (Name of Subject Company (Issuer))

                NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 (Translation of Name of Issuer Into English)

           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                 (Name of Filing Person (Issuer and Offeror))

                          AMERICAN DEPOSITARY SHARES
             (EACH REPRESENTING 7 SHARES OF CLASS D COMMON STOCK,
                  NOMINAL VALUE BS. 36.90182224915 PER SHARE)
                        (Title of Class of Securities)

                               204421101 (ADSs)
                                (CUSIP Number)

                    Armando Yanes, Chief Financial Officer
           Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                              Avenida Libertador
                     Centro Nacional de Telecomunicaciones
                         Nuevo Edificio Administrativo
                         Piso 1, Apartado Postal 1226
                            Caracas, Venezuela 1010
                         Telephone: (58) 212-500-6800

                                  Copies to:
            Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                      Milbank, Tweed, Hadley & McCloy LLP
                            1 Chase Manhattan Plaza
                           New York, New York 10005
                           Telephone: (212) 530-5000
                           Facsimile: (212) 530-5219
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           CALCULATION OF FILING FEE

                   Transaction Valuation Amount of Filing Fee
                      $595,309,740(1)        $119,062(2)
--------
* Set forth the amount on which the filing fee is calculated and state how it was determined.
(1)The transaction value is calculated by multiplying 19,843,658, the amount of ADSs being sought by the offeror, by $30.00, the offer price per ADS.
(2)The amount of filing fee is calculated by multiplying $595,309,740, the transaction valuation, by 0.0002.

       Amount Previously Paid: N/A Filing Party: N/A Form or Registration
       No.: N/A................... Date Filed: N/A..

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]third party tender offer subject to Rule 14d-1.
[X]issuer tender offer subject to 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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    The information set forth in the U.S. Offer to Purchase and the related
Letter of Transmittal, which are attached as Exhibits (a)(1)(A) and (a)(1)(B), are incorporated herein by reference in response to Items 1-11 of Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

    (a)(1)(iv), (x) and (xi) Not applicable

    (a)(2) Not applicable

ITEM 12. EXHIBITS

    (a)(1) A. U.S. Offer to Purchase dated October 24, 2001

      B.     Letter of Transmittal

      C. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

      D. Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs and Class D Shares

      E. Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs and Class D Shares

      F.     Notice of Guaranteed Delivery

      G. Summary Advertisement to be published in The Wall Street Journal on October 25, 2001

   (a)(2)Schedule 14D-9 (incorporated by reference as filed by the Filing Person on October 2, 2001, and all amendments thereto filed thereafter)

    (a)(3)-(5) Not applicable

    (b) None

   (d) Association Agreement, dated as of August 1, 1991, as amended, among GTE Corporation, T.I. Telefonica de Espana, S.A., AT&T International Inc., C.A. La Electricidad de Caracas, S.A.I.C.A.-S.A.C.A. and Consorcio Inversionista Mercantil Cima, C.A., S.A.C.A., S.A.I.C.A.

    (g)-(h) None

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2001

                                          /S/ GUSTAVO ROOSEN
                                          Name: Gustavo Roosen
                                          Title:  President, Chairman and Chief
                                            Executive Officer